UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47572

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Packerland Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

432 Security Blvd
(No. and Street)

Green Bay	WI	54313
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Meier - 920-662-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

Nine Parkway North, Suite 200	Feerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Meier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Packerland Brokerage Services, Inc., as of February 25th, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director of Finance and Operations

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ciara Carley
Notary
Public
State of Wisconsin

My commission expires Nov. 22, 2023

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Packerland Brokerage Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Packerland Brokerage Services, Inc. (the "Company") as of December 31, 2019, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**

Supplemental Information

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Marcum LLP

Deerfield, Illinois
February 21, 2020

PACKERLAND BROKERAGE SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	1,695,142
Clearing deposits		70,989
Concessions receivable		1,796,470
Representatives receivable		16,836
Prepaid expenses		262,135
Property and equipment, net of accumulated depreciation of $381,309		28,816
Deferred tax asset, net		48,000
Investment in affiliate		138,142
TOTAL ASSETS	**$**	**4,056,530**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Commissions payable		1,666,011
Accounts payable		69,835
Advanced representative collections		436,332
Accrued wages and payroll taxes		452,912
Income taxes payable		70,617
Note payable		135,897
TOTAL LIABILITIES		2,831,604
STOCKHOLDERS' EQUITY		
Common Stock, no par value, 720,000 authorized: 679,760 shares issued and 268,791 shares outstanding		165,590
Additional paid-in-capital		576,594
Treasury stock at cost, 410,969 shares		(1,294,238)
Retained earnings		1,776,980
TOTAL STOCKHOLDERS' EQUITY		1,224,926
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**4,056,530**

The accompanying notes are an integral part of these statements

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES	
Commissions	$ 13,456,298
Mutual fund concessions and 12b-1 fees	7,493,216
Investment advisory fees	5,398,473
Other	579,198
TOTAL REVENUES	26,927,185
EXPENSES	
Commissions expense	23,533,459
Payroll and payroll related expense	1,983,592
Other	889,860
TOTAL EXPENSES	26,406,911
NET INCOME BEFORE INCOME TAXES	520,274
INCOME TAXES EXPENSE	129,927
NET INCOME	**$ 390,347**

The accompanying notes are an integral part of these statements

PACKERLAND BROKERAGE SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Additional Paid-in-Capital	Treasury Stock	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2019	$ 165,590	$ 573,803	$(1,005,459)	$1,386,633	$ 1,120,567
Net income	-	-	-	390,347	390,347
Proceeds from sale of 1,300 treasury shares	-	2,791	3,708	-	6,499
Purchase of 57,579 treasury shares	-	-	(292,487)	-	(292,487)
Balance, December 31, 2019	**$ 165,590**	**$ 576,594**	**$(1,294,238)**	**$1,776,980**	**$ 1,224,926**

The accompanying notes are an integral part of these statements

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 390,347
Adjustments to reconcile net income to net cash	
provided by operating activities	
Right of use asset	79,330
Depreciation	13,910
Income from equity method investment, affiliate	(55,233)
Provision for deferred taxes	4,000
Clearing account changes	(4,530)
Changes in operating assets and liabilities:	
(Increase) decrease in assets	
Concessions receivable	(671,962)
Representative receivable	(8,604)
Prepaid expenses	(8,659)
Refundable income taxes	7,008
Increase (decrease) in liabilities	
Commissions payable	649,472
Accounts payable	34,231
Advanced representative collections	18,592
Accrued wages and payroll taxes	134,137
Lease liability	(79,330)
Income taxes payable	64,052
NET CASH PROVIDED BY OPERATING ACTIVITIES	566,761
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(11,530)
Distributions received from investee, affiliate	32,500
NET CASH PROVIDED BY INVESTING ACTIVITIES	20,970
CASH FLOWS FROM FINANCING ACTIVITIES	
Principal payments on long-term debt	(16,078)
Purchase of treasury stock	(292,487)
Proceeds from long-term borrowing	151,975
Proceeds from sale of treasury stock	6,499
NET CASH (USED IN) FINANCING ACTIVITIES	(150,091)
NET INCREASE IN CASH	437,640
CASH AT BEGINNING OF YEAR	1,257,502
CASH AT END OF YEAR	**$ 1,695,142**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 3,682
Income taxes	$ 54,907

These accompanying notes are an integral part of these statements.

NOTE 1 – Significant Accounting Policies

Nature of Operations – Packerland Brokerage Services, Inc. (the "Company") is a Wisconsin corporation formed on July 11, 1994, for the purpose of conducting business as a registered broker-dealer in securities and as a registered investment advisor with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company has an office in Green Bay, Wisconsin, and serves primarily individual customers in the Midwest.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Revenue Recognition – The Company utilizes a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. See Note 2 for more detail.

Clearing Deposits – In accordance with an agreement with its clearing broker, Hilltop Securities, Inc. (Hilltop), the Company is required to maintain a minimum cash deposit with Hilltop in the amount of $35,000. The Company is dependent on Hilltop for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. The Company has $70,989 on deposit with Hilltop as of December 31, 2019.

Concessions Receivable – The Company's concessions receivable at December 31, 2019 consists of commissions due from various insurance and mutual fund companies. At December 31, 2019, approximately 93% of these commissions are payable to the Company's sales representatives and are paid upon collection. No bad debt reserve is determined to be necessary, because the effect on net income would not be significant. The Company closely monitors outstanding concessions receivable. When receivables are determined to be uncollectible, the Company reverses both the receivable and payable.

Property and Equipment – Property and equipment that is capitalized is stated at cost. Depreciation is computed by using the straight-line method for the useful life of 3 to 8 years for financial reporting. Depreciation expense for the year ended December 31, 2019 was $13,910.

Deferred Income Taxes – Deferred income taxes are provided for with respect to timing differences in reporting income for financial statement and tax purposes that arise from differences in methods of accounting for depreciation expense, advance representative collections, prepaid expenses, and stock-based compensation. For tax purposes, depreciation expense is reported using accelerated methods.

NOTE 1 – Significant Accounting Policies – continued

Income Taxes – U.S. GAAP requires management to evaluate tax positions taken by the Company and recognize a liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing authority. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine examinations by taxing jurisdictions; however, there are currently no examinations for any tax periods in process. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Leases - The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several noncancellable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate (5.5%) for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

Adoption of this standard on January 1, 2019 using the cumulative-effect adjustment transition method resulted in the recognition of a right of use asset, and corresponding lease liability, for its office lease of $79,330.

Use of Estimates – Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

NOTE 2 – Revenue from Contracts with Customers

Significant Judgments – Revenue from contracts with customers includes commission income from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions – The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Advisory – The Company provides investment advisory services daily. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received monthly or quarterly and are recognized as revenue in the month or quarter that relates specifically to the services provided in that period, which are distinct from the services provided in other periods.

Costs to obtain or Fulfill a Contract with a Customer – The Company records as an asset, certain costs incurred to obtain revenue contracts with its customers, such as sales commissions paid to employees for obtaining new contracts with clients. These costs are amortized to expense over the period of time that the services are expected to be provided to the customer. The Company did not have any such assets from costs to obtain contracts with customers at January 1, 2019 or December 31, 2019.

Disaggregation of Revenue – The following table presents disaggregated revenue by major source:

Commission Income:	
Variable Annuities	$ 7,289,478
Equities	591,319
REIT	119,771
Fixed Income	5,283,887
Insurance	171,843
	$ 13,456,298
Mutual Funds Concessions and 12b-1 Fee Income:	
Mutual Fund Concessions	$ 2,785,212
Mutual Fund 12b-1	4,708,004
	$ 7,493,216
Advisory	$ 5,398,473

NOTE 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 15 to 1. Rule 15c3-1 also requires that minimum net capital, as defined, be equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness. At December 31, 2019, the Company had net capital of $666,805 and required net capital of $188,774. At December 31, 2019, the ratio of aggregate indebtedness to net capital was 4.25 to 1.

NOTE 4 – Provision for Income Taxes

The components of the income tax provision are as follows for the year ended December 31, 2019:

Current expense	$	125,927
Deferred expense		4,000
Income taxes Expense	**$**	**129,927**

The net deferred tax assets and liabilities included in the financial statements include the following amounts at December 31, 2019:

Deferred tax asset (liability) related to:		
Advance representative renewals and E&O collections	$	103,000
Depreciation of property and equipment		(7,000)
Prepaid expenses related to advance collections		(49,000)
Other		1,000
Net deferred tax asset - noncurrent	**$**	**48,000**

NOTE 5 – Line of Credit

The Company has a line of credit due October 2020, secured by a business security agreement which allows management to borrow up to $250,000. The line is subject to a variable interest rate equal to the prime rate plus 1.0 percentage points. As of December 31, 2019, the interest rate was 6.25%. Interest on the note is payable monthly. As of December 31, 2019, the outstanding balance was $0.

NOTE 6 – Long-Term Debt

Long-term debt consists of a note payable to a former shareholder, for the purchase of his common stocks. Payable in monthly installments of $2,823 at an interest rate of 4.35%. Final payment due in May of 2024. Total due at December 31, 2019 was $135,897. Aggregate maturities of long-term debt for the five years following December 31, 2019 are as follows:

2020:	$	28,528
2021:		29,794
2022:		31,116
2023:		32,497
2024:		13,962
TOTAL:	**$**	**135,897**

NOTE 7 – Retirement Plans

The Company provides a Simplified Employee Pension Plan with a salary reduction option for its employees. All employees that are eligible can participate in this plan. Employees are eligible if they earned at least $5,000 in the previous year and are expected to earn $5,000 in the current year. Participants can elect to contribute a percentage of their annual compensation. The Company matches dollar for dollar each employee's contributions up to the lesser of $18,000 or 3% of gross salary. The Company contributed $42,937 to the plan during the year ended December 31, 2019.

NOTE 8 – Related Party Transactions

Investment – The Company has a net investment of $138,142 and is a fifty percent (50%) owner in Packerland Building, LLC. Packerland Building, LLC has no outstanding mortgage as of December 31, 2019. The Company uses the equity method to account for this investment, as the Company has identified another entity to be the primary beneficiary.

Leases – The Company had an obligation as a lessee for office space with initial noncancelable terms in excess of one year, which expired September 2019. The Company classified this lease as an operating lease. The Company's lease did not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts included fixed payments plus variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments were not included in lease payments used to determine lease liability and were recognized as variable costs when incurred. A new lease was entered on September 1, 2019 for one year at an annual rate of $122,035 under similar terms.

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating lease cost	$	80,962
Variable lease cost		12,398
Short-term lease cost		40,678
Total Lease Cost	**$**	**134,038**

Supplemental cash flow information:

Cash paid for amounts included in measurement of lease liabilities:		
Operating cash flow from operating leases	$	80,962
Reductions to ROU assets resulting from reductions to lease obligations:		
Operating leases	$	78,330

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments

NOTE 9 – Off-Balance-Sheet Risk and Concentration of Risk

Customer transactions are introduced to and cleared through the Company's clearing broker, on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines. The customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company maintains cash balances at financial institutions which are insured by the Federal Deposit Insurance Corporation (FDIC). The Company's deposits may exceed the $250,000 insurance limit at any point during the year. The Company's management monitors the risk of these balances throughout the year. At December 31, 2019, there were uninsured balances of approximately $1,844,000. The Company does not require collateral or other security to support deposits subject to this credit risk.

NOTE 10 – Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown. Management believes that their insurance coverage will be sufficient to pay potential liabilities.

NOTE 11 – Regulatory Exams

From time to time, the Company receives requests for information from, and has been subject to examination by, the SEC, the Financial Industry Regulatory Authority, and various other regulatory authorities concerning the Company's business activities and practices. In certain instances, these examinations have led to regulatory enforcement referrals, which may have a material adverse effect on the Company. Management assesses whether a loss is probable and if the amount can be reasonably estimated prior to making any accruals. As of December 31, 2019, the Company has made no accruals relating to potential negative or adverse regulatory action, as no such actions are probable or estimable.

PACKERLAND BROKERAGE SERVICES, INC.
SCHEDULE I: COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2019

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Stockholders' equity	$ 1,224,926
Deductions:	
Unallowable receivables	(81,028)
Prepaid expenses	(262,135)
Property and equipment, net	(28,816)
Deferred tax asset	(48,000)
Investment in affiliate	(138,142)
Total deductions	(558,121)
Net Capital	666,805
Minimum required net capital (Greater of $50,000 or 6 2/3% of Aggregate Indebtedness)	188,774
Capital in excess of (deficit) minimum requirement	**$ 478,031**
AGGREGATE INDEBTEDNESS	
Total Liabilities	$ 2,831,604
TOTAL AGGREGATE INDEBTEDNESS	**$ 2,831,604**
Ratio of aggregate indebtedness to net capital	**4.25**

RECONCILILIATION OF NET CAPITAL

There are no material differences between preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2019.

PACKERLAND BROKERAGE SERVICES, INC.
SCHEDULE II: COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2019

Packerland Brokerage Services, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

PACKERLAND BROKERAGE SERVICES, INC.
SCHEDULE III: INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2019

Packerland Brokerage Services, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii).

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Packerland Brokerage Services, Inc. **(**the “Company”) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company’s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company’s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, Illinois
February 21, 2020

PROMOTING INDEPENDENCE. EMPOWERING INDEPENDENTS.

PACKERLAND BROKERAGE SERVICES, INC.
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

February 3, 2020

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(d):

- PACKERLAND BROKERAGE SERVICES is a broker/dealer registered with the SEC and FINRA
- PACKERLAND BROKERAGE SERVICES claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the year ended December 31, 2019.
- PACKERLAND BROKERAGE SERVICES is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.
- PACKERLAND BROKERAGE SERVICES has met the identified exemption provisions throughout the most recent fiscal year with no exceptions.

The above statement is true and correct to the best of my and the Firm's knowledge.

Signed:

Name: John Meier, Director of Finance and Operations